UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALLIANCE DATA SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	001-15749	31-1429215
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3075 LOYALTY CIRCLE COLUMBUS, OHIO	43219
(Address of principal executive offices)	(Zip Code)

Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel, and Secretary
(214) 494-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report.

Alliance Data Systems Corporation (including its consolidated subsidiaries and variable interest entities, the “Company”) is a leading provider of data-driven marketing, loyalty, and payment solutions serving large, consumer-based industries.

BrandLoyalty Group B.V. (“BrandLoyalty”), a subsidiary of the Company, contracts to manufacture certain products used as rewards in its short-term loyalty programs. Pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended, the Company undertook an evaluation of the products that BrandLoyalty contracted to manufacture in calendar year 2020 to ascertain whether any products contained cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are currently limited to tin, tantalum, and tungsten (collectively, the “Conflict Minerals”), and, if so, whether Conflict Minerals were necessary to such product’s functionality or production.

With the expertise and assistance of BrandLoyalty’s Portfolio Development, Sourcing, and Quality departments, the Company developed a comprehensive list of products taken, or available to be taken, into inventory in 2020. From this evaluation, the Company concluded that BrandLoyalty’s rewards inventory included approximately 4,800 products in 2020, and that 13 of these products contained Conflict Minerals. Of these 13 products, the Company determined that BrandLoyalty contracted to manufacture one product where Conflict Minerals were necessary to the functionality or production of such product (“Covered Product”) from one supplier.

The Company identified tin as the only Conflict Mineral necessary to the functionality or production of the Covered Product and conducted a reasonable country of origin inquiry to ascertain whether the Conflict Mineral used in such product originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) or was from recycled or scrap sources.

Reasonable Country of Origin Inquiry

The Company prepared and provided the supplier with a questionnaire based on the Conflict Minerals Reporting Template prepared by the Responsible Business Alliance (“RBA”) and the Global eSustainability Initiative (“GeSI”). The supplier confirmed that it does not source Conflict Minerals used for the manufacture of the Covered Product from any of the Covered Countries. The supplier also requires all smelters to be conflict-free and prohibits its direct suppliers from sourcing Conflict Minerals from Covered Countries. The responses also indicated that the supplier used Yunnan Tin Company Limited as the smelter to process its tin, which is currently classified as a conformant smelter with the Responsible Minerals Initiative sponsored by the RBA and GeSI.

Based on this reasonable country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of the products it contracted to manufacture in calendar year 2020 may have originated in the Covered Countries.

The foregoing information is publicly disclosed on the Company’s website at www.alliancedata.com on the Investors page under the Governance heading. The information on that website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit.

Not applicable.

Section 2 – Exhibits.

Item 2.01 Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alliance Data Systems Corporation

By:	/s/ Joseph L. Motes III	Date: May 20, 2021
Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary